Exhibit (a)(3)

IMCLONE SYSTEMS INCORPORATED
180 Varick Street
New York, NY 10014
(212) 645-1405

October 14, 2008

Dear ImClone Stockholder:

We are pleased to report that ImClone has entered into a Merger Agreement with Eli Lilly and Company, and its wholly-owned subsidiary, Alaska Acquisition Corporation, that provides for the acquisition of ImClone. Pursuant to the Merger Agreement, Alaska Acquisition Corporation has commenced a tender offer today to purchase all of the outstanding shares of ImClone common stock and the associated preferred stock purchase rights issued pursuant to the Rights Agreement, dated as of February 15, 2002, as amended, between ImClone and Computershare Trust Company, N.A. (as successor Rights Agent to EquiServe Trust Company, N.A.), as Rights Agent (together, with the shares of common stock, collectively referred to as the “Shares”), at $70.00 per Share in cash.

The tender offer is conditioned upon, among other things, at least a majority of ImClone’s outstanding Shares on a fully-diluted basis being tendered and the expiration or termination of any waiting periods under applicable antitrust laws in the United States and the receipt of other required governmental approvals under applicable antitrust law or other material governmental approvals or consents, and no material adverse effect on ImClone having occurred. Unless extended, the tender offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, November 20, 2008. Following the consummation of the tender offer, if successful, and subject to the terms and conditions set forth in the Merger Agreement, Alaska Acquisition Corporation will merge with and into ImClone, and ImClone will become a wholly-owned subsidiary of Eli Lilly and Company. In the merger, the Shares of ImClone common stock that remain outstanding following the consummation of the tender offer will be converted into the right to receive $70.00 per Share in cash.

As set forth in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9, ImClone’s board of directors has unanimously determined that the tender offer and the merger are fair to and in the best interests of ImClone and its stockholders and approved and declared advisable the Merger Agreement and the transactions contemplated thereby (including the tender offer and merger). ACCORDINGLY, THE BOARD OF DIRECTORS OF IMCLONE RECOMMENDS THAT YOU TENDER YOUR SHARES PURSUANT TO THE TENDER OFFER.

In addition to the Solicitation/Recommendation Statement on Schedule 14D-9 that accompanies this letter, also enclosed is Alaska Acquisition Corporation’s Offer to Purchase and related materials, including a Letter of Transmittal for use in tendering shares. WE URGE YOU TO READ THE ENCLOSED SCHEDULE 14D-9 AND THE OTHER MATERIALS CAREFULLY.

The directors and management of ImClone thank you for the support you have given ImClone over the years.

Sincerely,

Carl C. Icahn
Chairman of the Board